Longduoduo Company Limited

January 21, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracie Mariner

Mary Mast

Gary Guttenberg

Tim Buchmiller

Re:	Longduoduo Company Limited

Amendment No.1 to Registration Statement

on Form S-1 Filed November 10, 2021

File No. 333-260951

Ladies and Gentlemen,

Longduoduo Company Limited (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated December 7, 2021 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 1 to Registration Statement on Form S-1 Filed November 10, 2021

Prospectus Cover Page, page i

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response to Comment 1: Registrant has added disclosure on page i to respond to this comment.

Longduoduo Company Limited

2.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the Nevada holding company and operating companies based in China. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response to Comment 2: Registrant has revised the terms refer to the holding company and subsidiaries, and has added disclosure on page i to respond to this comment.

Prospectus Summary, page 1

3.	Your prospectus summary should provide a balanced presentation of your business. Please revise to discuss the challenges you face, including, as examples only, competitive conditions in the markets you serve, regulatory risk and potential impact of healthcare cost-containment measures, third-party service providers, and personnel as referenced on page 22 and throughout the prospectus.

Response to Comment 3: Registrant has added disclosure on page 3 and 4 to respond to this comment.

4.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 4: Registrant has added disclosure on page 1 to respond to this comment.

Longduoduo Company Limited

5.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please also expand the disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Response to Comment 3: Registrant has added disclosure on page 6 to respond to this comment.

6.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response to Comment 6: Registrant has added disclosure on page 6 to respond to this comment.

7.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response to Comment 7: Registrant has added disclosure refer to respond to comment 6 to respond to this comment.

Our Business, page 3

8.	Please fully describe your third-party healthcare service providers, including the expiration of your agreements with them and other material terms of the contract. Please describe how many locations each has, what services they provide, and how you assessed the quality of each provider.

Response to Comment 8: Registrant has revised the disclosure on page 3 to respond to this comment.

Longduoduo Company Limited

9.	Please provide a summary of your risk factors at the end of this section.

Response to Comment 9: Registrant has added disclosure on page 5 and 6 to respond to this comment.

Risk Factors, page 6

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 10: Registrant has added disclosure on page 19 to respond to this comment.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response to Comment 11: Registrant has added disclosure on page 18 and 19 to respond to this comment.

12.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities

Response to Comment 12: Registrant has added disclosure on page 16 to respond to this comment.

13.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response to Comment 13: Registrant has added disclosure refer to respond to comment 12 to respond to this comment.

Longduoduo Company Limited

We are an emerging growth company..., page 13

14.	Please describe how and when a company may lose emerging growth company status.

Response to Comment 14: Registrant has added disclosure on page 20 to respond to this comment.

Business of the Company, page 20

15.	Please expand the discussion of this section. Please include the history of the growth of the Company, what value you bring to your industry and what methods you use for preventative healthcare.

Response to Comment 15: Registrant has added disclosure on page 29 to respond to this comment.

16.	You state that “English translations of the service contracts are attached hereto as Exhibits 10.2 through and including 10.6.” Exhibit 10.4 appears to be a lease contract and not a service contract for one of the 5 third-party service providers. Please ensure that you have filed all exhibits indicated or revise as appropriate.

Response to Comment 16: Exhibit 10.4 is a lease contract but not a service contract, registrant has revised the Registration Statement on page 29 to respond to the Staff’s comment.

17.	Please also describe why you believe your customers have a “superior” experience. Please provide more about your customer base including the number of customers, the growth and retention of customers, and how that compares to other similar companies.

Response to Comment 17: Registrant has deleted the disclosure about “superior experience” on page 30 to respond to the Staff’s comment.

18.	Please also describe how you intend to expand your product offerings, how you plan to expand your coverage, and what plans you have to upgrade your service standards for customers.

Response to Comment 18: Registrant has revised the disclosure on pages 30 to expand the discussion about product offerings, coverage and service standards to respond to the Staff’s comment.

Certain Relationships and Related Transactions, page 30

19.	Please describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K.

Response to Comment 19: Registrant has added disclosure on page 39 to respond to this comment.

Longduoduo Company Limited

Financial Statements

Note 2- Summary of Significant Accounting Policies

K. Revenue Recognition, page F-11

20.	Please address the following points with respect to your revenue recognition policy:

●	Expand your disclosure concerning contract balances to provide the information required by ASC 606-10-50-9;

●	If applicable, expand your disclosure concerning remaining performance obligations to provide the information required by ASC 606-10-50-15. Otherwise, provide the information required by ASC 606-10-50-13;

●	If material, please separately disclose revenue and cost of revenue for products and services on the Statement of Operations pursuant to Article 5 of Regulation S-X. In this regard, we note your reference on page 18 to Health care service and products;

●	Expand your disclosure concerning transaction prices to provide the information required by ASC 606-10-50-20; and

●	Tell us, with a view towards disclosure, how you considered the guidance in ASC 340-40-50-2, 50-3, and 50-5 concerning costs to obtain or fulfill a contract with a customer.

Response to Comment 20: Registrant has deleted the description about products on page 25, and has revised disclosure on page F-11 to respond to this comment.

Signatures, page II-5

21.	Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

Response to Comment 21: Registrant has revised the signature on II-5 to respond to this comment.

Exhibit Index, page II-6

22.	We note your disclosure on page 2 that Longduoduo HK acquired 100% of Longduoduo Health Technology from the original shareholders of Longduoduo Health Technology and that Longduoduo Health Technology acquired 90% of Qingguo from the original shareholders of Qingguo. Please file these acquisition agreements as exhibits as required by Item 601(b)(2)(i) of Regulation S-K or tell us why that would not be appropriate.

Response to Comment 22: Registrant has filed the required acquisition agreements as exhibits to respond to this comment.

Longduoduo Company Limited

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 23: The Company respectfully acknowledges the Staff’s comment. To the extent that the Company relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communications. Registrant has supplementally provided the Subscription Agreement to respond this comment.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhou Hongxiao
Zhou Hongxiao, Chief Executive Officer and Director (Principal Executive Officer)